     TENDER OFFER OF PHARMAINVEST, L.L.C. EXPIRES

     NEW YORK, NY (Business Wire) - Apr. 5, 1999 - The tender offer of PharmaInvest, L.L.C. to purchase up to 3,000 of the outstanding units of limited partnership interest (the "Units") of PaineWebber R&D Partners II, L.P. for $6,000 per Unit expired at 12:00 Midnight, (Eastern Standard Time), on March 31, 1999. At the time of expiration, 700.5 Units had been tendered and not withdrawn. PharmaInvest will promptly pay for all Units which were validly tendered in the offer.

     For additional information, contact MacKenzie Partners, Inc., the Information Agent or PharmaInvest, L.L.C., the Purchaser.

     CONTACT:  MacKenzie Partners, Inc.
               Larry Dennedy
               Bob Marese
               (800) 322-2885

               PharmaInvest, L.L.C.
               Mike Herman
               (800) 600-1450